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Exhibit 1

Westpac Provides Template for 2003 full year earnings results

        Westpac announced today some changes to the way in which it will report its full year profit on 30 October 2003.

        To assist investors and analysts understand these changes and update their financial models, we provide below a detailed discussion of the changes along with an updated template for the results announcement. The updated reporting template also incorporates changes in financial reporting requirements that have resulted from the introduction of Appendix 4E by the Australian Stock Exchange.

        The changes include:

  •
  the removal of the tax equivalent gross-up from reported interest income and from the net profit calculation but before tax;

  •
  the adoption of the Adjusted Common Equity ratio (ACE) as the Group's key target capital measure, along with a target range of 4.5% to 5.0%

  •
  a widening of the Group's Tier 1 capital target range now 6.0% to 6.75% (from 6.0% to 6.5% previously); and

  •
  a decision to issue shares to meet the requirements of certain of the Group's employee share plans rather than buy those shares on-market.

        In addition to these changes, Westpac is also providing details of how its recently issued hybrid equity issue, TPS, will impact 2003 and 2004 earnings.

        The calculation of total committed exposures (TCE) for consumer products now includes "unused limits" to bring the TCE calculation into line with other products which better reflects the total committed exposure of the Group.

        Furthermore, due to some data reclassifications, amendments have also been made to some numbers in prior corresponding periods. Updated numbers for prior corresponding periods are provided in the reporting template.

        A more detailed discussion of these changes is attached. In addition, the new template for the group's 2003 results has been loaded onto the Westpac website at www.westpac.com.au/investorcentre

        For further information please contact David Lording, Head of Media Relations, Westpac Banking Corporation (02) 9226 3510.

WESTPAC BANKING CORPORATION
PROFIT ANNOUNCEMENT UPDATE & TEMPLATE
30 SEPTEMBER 2003

1.     Removal of Presentation of Tax Equivalent Gross Up

        The tax equivalent gross up represents the economic benefit the Group derives from entering into various structured financing transactions that generate income subject to either a reduced or zero rate of income tax.

        In prior years, the tax equivalent gross up was added to net interest income, and then reversed after the net profit calculation but before tax, so that reported numbers better reflect the economic substance of these transactions. As the tax equivalent gross-up was represented in both operating income and the tax expense it had no impact on reported after tax earnings.

        From 2003, the tax equivalent gross up will not be included in the Statement of Financial Performance. This change is consistent with generally accepted accounting principles and has been implemented to bring the reporting of the Group's interest income into line with peers.

        We will continue to present the benefit of these transactions on a tax equivalent basis in the results of our Institutional Bank (Section 4 "Business Unit Performance" of the 30 September 2003 Profit Announcement). The average balance sheet and the net interest spread and margin data will also continue to reflect the impact of the tax equivalent gross up. The calculation of the Group effective tax rate will not include the impact of the tax gross up and will therefore reduce our average tax rate accordingly. All comparatives have been updated to reflect the changes and are detailed in the tables below.

Previous earnings (including tax equivalent gross up)

	1H03 (Reported) $m	FY 02 (Reported) $m	FY 02 (Underlying) $m
Net interest income	2,108	4,146	4,146
Tax equivalent gross up	98	139	139
Net interest income (including gross up)	2,206	4,285	4,285
Non-interest income	1,429	2,978	2,518

Net operating income	3,635	7,263	6,803

Operating expenses	(1,857)	(3,895)	(3,452)
Goodwill amortisation	(78)	(100)	(100)

Underlying performance	1,700	3,268	3,251

Bad debts	(214)	(461)	(461)

Profit from ordinary activities before income tax	1,486	2,807	2,790

Tax equivalent gross up	(98)	(139)	(139)
Tax expense & OEI	(337)	(476)	(640)

Net profit attributable to equity holders	1,051	2,192	2,011

Goodwill amortisation	78	100	100
Distributions on other equity instruments	(34)	(48)	(48)

Reported cash earnings	1,095	2,244	2,063

Effective tax rate (including gross up)	29.0%	21.7%	27.8%

Removal of tax equivalent gross up

	1H03 (Reported) $m	FY 02 (Reported) $m	FY 02 (Underlying) $m
Net interest income	(98)	(139)	(139)
Non-interest income
Net operating income	(98)	(139)	(139)

Operating expenses
Goodwill amortisation
Underlying performance	(98)	(139)	(139)

Bad debts
Profit from ordinary activities before income tax	(98)	(139)	(139)

Tax equivalent gross up	98	139	139
Tax expense & OEI
Net profit attributable to equity holders	—	—	—
Goodwill amortisation
Distributions on other equity instruments
Reported cash earnings	—	—	—

Revised earnings (excluding tax equivalent gross up)

	1H03 (Reported) $m	FY 02 (Reported) $m	FY 02 (Underlying) $m
Net interest income (excluding gross up)	2,108	4,146	4,146
Non-interest income	1,429	2,978	2,518

Net operating income	3,537	7,124	6,664

Operating expenses	(1,857)	(3,895)	(3,452)
Goodwill amortisation	(78)	(100)	(100)

Underlying performance	1,602	3,129	3,112

Bad debts	(214)	(461)	(461)

Profit from ordinary activities before income tax	1,388	2,668	2,651

Tax equivalent gross up	—	—	—
Tax expense & OEI	(337)	(476)	(640)

Net profit attributable to equity holders	1,051	2,192	2,011

Goodwill amortisation	78	100	100
Distributions on other equity instruments	(34)	(48)	(48)

Reported cash earnings	1,095	2,244	2,063
Effective tax rate (excluding gross up)	24.0%	17.7%	24.0%

2.     Adjusted Common Equity

        Following a review of our capital ratios and targets we have changed our key target capital measure from Tangible Ordinary Equity (TOE) to Adjusted Common Equity (ACE) with a target range of 4.5% to 5.0%. We have also widened our target range for the Group's Tier 1 ratio from 6.00% to 6.75%, previously 6.0% to 6.5%.

        Over recent years, the ACE ratio has become the capital measure most frequently used by analysts and rating agencies to assess a bank's capital strength. This ratio has been adopted because it is widely accepted and is a conservative measure of the amount of ordinary equity that explicitly supports a banking business, deducting the entire investment in non-banking subsidiaries from shareholders equity.

        The adoption of an ACE ratio target is particularly appropriate given the change in our business mix during calendar 2002, with the divestment of AGC and the acquisition of two wealth management businesses, Rothschild Australia Asset Management and BT Funds Management.

        ACE is calculated based on Tier 1 capital, less investments in non-banking subsidiaries and hybrid equity. ACE has been calculated and included in the attached template for all periods disclosed. The components of ACE will be presented in Section 6, Note 20 "Capital Adequacy" in our final 2003 Profit Announcement, including comparative period data.

3.     Employee Share Plan

        In 2003, the Westpac Board approved the issue of new ordinary shares to satisfy the allocation of shares issued to employees under our Employee Share Plan (ESP). In previous years, these shares have been purchased on-market and an expense recognised for the cost of acquiring the shares.

        The decision to issue shares, rather than buy shares on-market, is to align the ESP program with Westpac's other equity based remuneration schemes. Issuing new shares to employees incurs no transaction costs and is operationally simpler than buying shares on-market.

        Under current Australian Accounting standards, the issue of new ordinary shares by Westpac to employees does not represent an expense. Accordingly, our 2003 Group earnings will not include an expense for shares to be issued in respect of 2003 performance. An expense of $10 million (727,700 shares) was reflected in the Statement of Financial Performance for the equivalent program in 2002. This amount is included in expenses in the comparative data.

4.     Hybrid Equity Issue

        On 13 August 2003, Westpac issued USD 750 million in hybrid equity called Trust Preferred Securities (TPS). As Westpac does not provide for dividends until they are declared and does not expect a distribution to be declared on the TPS until 31 March 2004, Westpac will record a benefit in its 2003 accounts. This benefit arises because Westpac has the use of the funds from the issue of TPS but has incurred no liability on the funds raised in the 2003 financial year. The benefit to net profit after tax and cash earnings is approximately $5 million for full year 2003.

        This benefit will reverse in the first half of 2004 when the first distribution is made, on 31 March 2004. Subsequent distributions on TPS are scheduled to occur every six months, on 31 March and 30 September.

5.     Total Committed Exposures (TCE)

        In 2003, we changed the basis for calculating total committed exposures. Previously, we included the actual amount outstanding for consumer products in our calculation of total committed exposures. We now also include the amount of unused limits in this calculation. The change was made to reflect the greater redraw capacity of mortgage products and limits granted on credit cards. The change aligns the calculation of total committed exposures on consumer products with other products across the bank and better reflects the total exposure of the Group. All prior period comparatives have been restated to reflect this change and are detailed in the table below.

$m	Mar-03	Sep-02
Previous TCE	225,812	217,390
Impact of change	25,718	22,923

Revised TCE	251,530	240,313

6.     Data Reclassifications

        The attached template includes prior corresponding period data, some of which have changed from data reported in previous periods. Changes have been made where the management reporting restructure has changed or an accounting reclassification has occurred in the current period. Prior corresponding period data is restated to ensure that it is comparable with data presented in the current period.

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Westpac Provides Template for 2003 full year earnings results
WESTPAC BANKING CORPORATION PROFIT ANNOUNCEMENT UPDATE & TEMPLATE 30 SEPTEMBER 2003